FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2004


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Cedar House
                                 41 Cedar Avenue
                                  Hamilton HMEX
                                     Bermuda
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes  [_]   No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto is a copy of a press release as distributed by Nordic American Tanker Shipping Limited (the "Company") today, May 10, 2004. This text contains certain amendments from the text submitted to the Securities and Exchange Commission earlier today on Form 6-K.

ADDITIONAL INFORMATION

     BP Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.


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                                Nordic American
                            Tanker Shipping Limited


FOR IMMEDIATE RELEASE


     Hamilton, Bermuda, May 10, 2004: Nordic American Tanker Shipping Ltd. (AMEX: NAT, OSE: NAT) today announced that it had concluded an agreement to charter to Gulf Navigation Company LLC of Dubai, U.A.E. the first of its modern double-hull Suezmax tankers as of the expiration of the original BP charter in Q4 2004. The five-year bareboat charter agreement, with two optional one-year extensions, provides for a bareboat charter rate of $17,325 per day for the vessel, equivalent to a timecharter rate of approximately $25,000 per day.

     Rolf Amundsen, a spokesman for Nordic American, said: "The charter we are announcing today provides a strategic foundation for the future growth of the company. With the fixed income from this ship, we believe that we have significantly reduced the market risks to our company and made it more attractive to operate the rest of our fleet in the spot, or short-term market. As we move ahead in anticipation of the expiration of the present charters in Q4 2004, it is the plan of the Nordic American Board to grow our fleet. We believe that having a portion of our fleet on fixed rate charter reduces the market rates we need to receive on the remainder of the fleet to achieve cash breakeven, and gives us confidence that we can maintain a dividend while chartering the remainder of the fleet at variable or shorter term rates, which, while volatile, may from time to time be much higher. We are very excited about our cooperation with Gulf Navigation and have solid plans to develop further business."

     Gulf Navigation, an internationally recognized shipping company, is presently pursuing a major fleet development program for Large Crude and clean tankers, with an estimated investment portfolio exceeding USD 400 m.

     The charter with Gulf Navigation, is a bareboat charter, which means that Gulf Navigation will bear operating costs. Accordingly, Gulf Navigation will provide the crew and will assume risks of off-hire and of increases in operating costs. Nordic American will have rights of inspection to review the charterer's maintenance of the vessel. The charter will commence immediately after BP redelivers the vessel in the fourth quarter of 2004. Gulf Navigation will have two one-year options to extend the charter for a sixth and a seventh year at the same rate. The bareboat charter rate of $17,325 per day, which is a fixed rate, is $3,825 per day (or approximately $1,277,500 per year) higher than the base rate of $13,500 per day in the current bareboat charter with BP which has a variable rate. Using assumed operating costs of $7,333 per day which would be borne by the charterer, and assuming 360 days of timecharter operations as compared to 365 days of bareboat hire, the $17,325 per day bareboat rate is equivalent to a $25,000 per day timecharter rate.

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            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Nordic American Tanker Shipping Limited (the "Company") desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including our Annual Report on Form 20-F.

Contacts:  Gary J. Wolfe
           Seward & Kissel, New York, USA
           Tel: (1) 212  574 1223
           Scandic American Shipping Ltd  (www.scandicamerican.com)
           P.O Box 56
           3201 Sandefjord, Norway
           Tel: + 47 33 44 61 40, or +47 901 46 291, e-mail:
           nat@scandicamerican.com or

           Rolf Amundsen
           Amundsen Partners
           Oslo, Norway
           Tel: + 47 908 26 906, e-mail:  amundsen@absnet.no

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  May 10, 2004                     By:/s/ Herbjorn Hansson
                                            ----------------------------
                                                Herbjorn Hansson
                                                President and
                                                Chief Executive Officer





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